Triad Guaranty Inc.

101 South Stratford Road

Winston-Salem, NC 27104

August 15, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 03-09

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Triad Guaranty Inc.
Form 10-K for the Year Ended December 31, 2005
File No. 000-22342

Dear Mr. Rosenberg:

We respectfully submit the following in response to our telephone conversation on August 1, 2007 with Ms. Kei Ino in which she sought further clarification on information contained in our responses dated January 31, 2007, March 23, 2007, May 4, 2007 and June 27, 2007. Ms. Ino’s comments are numbered below and our response is shown immediately below each numbered comment in boldface type:

1.

In disclosure format, please provide information on the average severity of paid claims by quarter, indicating the cause of the changes in severity and an indication of how the average severity compares with the average severity incorporated in the period end estimate of reserve for losses. Please confirm that you will include such information in future filings.

The following table shows the average quarterly severity of paid claims:

Average Paid Loss Severity by Quarter for 2004

	4th Qtr. 2004	3rd Qtr. 2004	2nd Qtr. 2004	1st Qtr. 2004
	($ in thousands)
Primary insurance	$24.10	$19.30	$24.20	$27.10
Modified Pool insurance	$14.70	$12.40	$14.00	$18.10
Total	$22.10	$18.30	$23.20	$26.70

The economic conditions in 2004 were largely favorable for the housing and mortgage insurance industry, with those favorable conditions being reflected in our improving average severity throughout the first three quarters of 2004.

Additionally in 2004 the volume of claims paid on a quarterly basis was smaller, and more subject to being impacted by a few large claims. The impact of large claims was particularly meaningful to the modified pool line due to the low volume of paid claims in that line, with only 185 claims paid in the modified pool line during 2004. In the fourth quarter of 2004 there was a significant increase in large claims paid (at the time claims larger than $45,000 were considered large claims) in the modified pool line of business that influenced modified pool and overall severity. For the first three quarters of 2004 we averaged two large paid claims per quarter in the modified pool line; however, in the fourth quarter of 2004, 10 large claims were paid. Excluding large claims our severity trends were:

Average 2004 Paid Severity Excluding Large Claims

	4th Qtr. 2004	3rd Qtr. 2004	2nd Qtr. 2004	1st Qtr. 2004
	($ in thousands)
Primary insurance	$19.2	$15.4	$19.3	$21.7
Modified pool insurance	$9.5	$10.3	$9.0	$15.0
Total	$17.1	$14.6	$18.3	$21.1

Large claims paid in the fourth quarter of 2004 increased the modified pool and overall severity, but did not change the general trends in severity during 2004.

The severity assumption, which is the estimated dollar amount to be paid per claim, reflected in the calculation of the December 31, 2004 estimate of the reserve for losses was $20,055. The severity assumption utilized in the calculation of the estimate of reserve for losses reflected the trends in claims payments and mitigation results recognized at that time. When we calculated the December 31, 2004 estimate for the reserve for losses, the recent trends had been toward improving severity, with the exception of the fourth quarter of 2004 which was influenced by the volume of large claims paid during the quarter. The development of the estimate of reserve for losses requires judgmental interpretations of trends, including when a change in data point may mark a change in the trend. Given the significant improvement in severity observed prior to the fourth quarter of 2004, at the time of the reserve calculation in early 2005, we believed the general trends observed through 2004 were more representative of the expected severity than the severity experienced in the fourth quarter of 2004.

Average Paid Loss Severity by Quarter for 2005

	4th Qtr. 2004	3rd Qtr. 2004	2nd Qtr. 2004	1st Qtr. 2004
($ in thousands)
Primary insurance	$ 26.2	$ 26.2	$ 28.9	$ 24.7
Modified Pool Insurance	$ 18.0	$ 21.7	$ 24.5	$ 17.6
Total	$ 25.4	$ 25.6	$ 28.4	$ 23.7

During the second quarter of 2005 severity temporarily increased due to the actions of a major customer to accelerate its claim filing process, as well as appeal decisions with respect to certain claims previously denied or coverage rescinded. Concurrent with the increase in filed claims, the severity of paid claims temporarily increased. In the normal course of the claims payment cycle, our ultimate loss is frequently reduced by loss mitigation. The most common mitigation opportunity is for the property to be sold by the borrower prior to foreclosure, or the lender after foreclosure but before we are contractually required to pay a claim under the terms of the policy. In many cases, the sales price of the property is sufficient to reduce, and sometimes eliminate, our loss. Because of the volume of filed claims in the first half of the year, and customer expectations related to faster processing of filed claims, our ability to reduce our losses through mitigation was diminished, which impacted the paid loss severity for the second quarter. Severity decreased in the third and fourth quarter of 2005 as staffing and operational changes resulted in the claim processing time returning to more normal levels, enabling improved loss mitigation results from those experienced during the second quarter.

The severity assumption reflected in the December 31, 2005 calculation of the estimate of the reserve for losses was $25,191, in line with the paid loss severity and trends observed during 2005.

2.

In disclosure format, please provide an overall analysis of the causes of the deficiency in the estimate of the reserve for losses similar to your comments included in your response dated June 27, 2007. Please confirm that you will include similar disclosures in future annual report on 10-K filing, where such disclosure is relevant to the analysis of the development of the estimate of the reserve for losses.

As part of the monitoring of reserves and claim development we review how the estimate of the reserve for losses emerges by calculating the amount that the reserve is greater than (a redundancy) or less than (a deficiency) the ultimate cost incurred on loans in default at the date of the calculation of the estimate of the reserve for losses. The reserve deficiencies or redundancies for the years ended 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	($ in thousands)
Reserve for losses and loss adjustment expense at January 1, net of reinsurance recoverables	$34,040	$27,183	$21,355
Incurred losses and loss adjustment expenses on defaults existing as of January 1st	57,680	37,104	20,812
(Deficiency) redundancy on reserve	$(23,640)	$(9,922)	$543

During the 2001 - 2002 period, we began to add business from new and different sources, including large mortgage lenders with whom we previously had little business, and structured bulk transactions. As this business aged and seasoned our default inventory began to reflect defaults from the new sources of business, creating concentrations in our defaults that did not previously exist. For example, at December 31, 2001, 85% of our default inventory was from our traditional primary flow business line (which consisted of many, relatively small lenders) and by December 31, 2004, the volume of defaults from our traditional business line had declined to 37% of reserved defaults, with the balance being comprised of defaults from two lenders (38% of reserved defaults) and the structured bulk business (25% of reserved defaults). In retrospect, the business from the new sources had fundamental differences that impacted performance that we initially did not fully incorporate in our estimate of the reserve for losses. These differences included, but were not limited to, greater variety in underwriting guidelines and standards that ultimately resulted in higher losses on business from these sources. In developing the factors underlying the estimate of the reserve for losses we used our historical experience and other performance variables to develop our expectations for frequency and severity. With the change in the composition of defaults, the reserve factors used to calculate the estimate of the reserve for losses proved not fully representative of the actual loss experience on the year end 2003 and 2004 inventory of defaults, contributing to the deficiency in reserves that developed in 2004 and 2005.

We confirm that in future filings we will include disclosures similar to our responses above where relevant to the understanding of our financial position and results of operations. We further confirm and acknowledge that:

▪	we are responsible for the adequacy and accuracy of the disclosure in our filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our response, please do not hesitate to contact me at (336) 723-1282, extension 1105 or contact Earl Wall, our general counsel, at extension 1108.

Sincerely,

/s/ Kenneth W. Jones

Kenneth W. Jones

Senior Vice President and Chief Financial Officer